Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1116
Fax 919.297.1601
steve.blondy@rhd.com
February 6, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
SEC File No. 1-07155

Re:	R.H. Donnelley Corporation Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 (“Form 10-K”)

Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006 (“Form 10-Q”)
Dear Mr. Spirgel:
This letter is in response to your letter to R.H. Donnelley Corporation, herein referred to as the “Company”, with respect to the above referenced filings. For your convenience, we have set forth each comment and provided our response immediately thereafter. Capitalized terms used without definition have the meanings given to such terms in the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2005
Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures, page 49
Comment 1. We note your response to prior comment 1 and we are not persuaded by your arguments. We continue to believe that your presentation of such information in your Forms 10-K and 10-Q is not appropriate. More specifically, as currently presented, your adjusted, adjusted pro forma and combined adjusted results exclude the operating expenses of your acquired businesses, Dex Media and AT&T. Therefore, it is not appropriate to present such results through operating income. For example, we refer you to your three months ended June 30, 2006 on page 46.
Given that you already explain the significance of your acquisition in your GAAP results of operation, please revise to eliminate these non-GAAP measures in future filings.
Response
Following our discussion with Kyle Moffatt and Inessa Kessman of the Staff on February 1, 2007, we describe below a brief summary of our deferral and amortization (“D&A”) accounting policy and the significant impact that purchase accounting has had on our GAAP operating results, which justifies inclusion of adjusted results in our periodic reports.
Under the D&A method, we defer all revenue associated with the publication of directories, but only a portion of the associated expenses. We only defer costs specifically identifiable to a particular directory, including sales commissions, paper, printing, and initial distribution. We account for all other operating expenses as period costs, including sales person salaries, sales manager compensation, sales office occupancy, publishing and information technology services. Deferred revenue and related deferred costs are then amortized over the life of the related directory, which is typically 12 months.
The application of purchase accounting has significantly impacted our GAAP operating results, whereby we are precluded from recognizing (i) any deferred directory revenue and (ii) those deferred costs, in each case, associated with directories that published prior to our acquisitions. For directories scheduled to publish subsequent to our acquisitions that were in process at the time of each acquisition, we have recorded deferred directory costs at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.” Subsequent to each acquisition, we have presented adjusted results that eliminate the purchase accounting impact on revenues and those deferred costs.
You noted your concern that our disclosures of adjustments to GAAP results appear imbalanced between revenue and operating expenses. As explained above, our GAAP operating expenses already include all non-variable operating expenses accounted for as period costs because purchase accounting does not eliminate those period costs. Therefore, all operating expenses are included in our total adjusted results. Additionally, please note that all of the disclosed adjustments are obtained from our books and records and are not arbitrary in nature.
Since purchase accounting eliminates all deferred revenues with respect to directories published prior to the acquisition, but eliminates only those costs that are deferred under the D&A method, our adjustment to GAAP operating expense is proportionally lower in relation to our adjustment to GAAP revenue. Again, our adjusted results do in fact reflect all revenue and all costs associated with our business.
We also understand your concern that our adjusted results might lead investors to conclude that our operating margins were artificially high. In reality, our business derives greater than 40% operating margins. You’ll note the operating income margins based on adjusted results range between 40% and 42% for the three and six month periods ended June 30, 2006 and 2005, as presented in our Form 10-Q on pages 46 and 47. These margins reflect our actual underlying operating performance rather than GAAP operating margins that are adversely impacted by purchase accounting as described above.
As previously stated in our December 8, 2006 letter to you, our historical disclosure of non-GAAP measures has significantly enhanced the transparency of our results of operations and, therefore, has been very useful to our investors, analysts, potential investors and other readers of our financial statements. These non-GAAP measures provide a meaningful bridge between our operating results reported in accordance with GAAP (materially impacted by purchase accounting and thus very difficult to understand) and operating cash flow, which is not impacted by purchase accounting.
In addition, management uses these adjusted measures to monitor and assess our business including with our Board of Directors. Our Board of Directors utilizes these adjusted measures to compensate management on performance based incentives, further demonstrating the importance and value of these measures in light of the significant effects of purchase accounting. At your request, and upon the understanding that it will not become part of the public record, we have supplementally provided to you (via facsimile) various materials that evidence how these adjusted results are utilized by management to monitor and assess our business, shared with our Board and used for incentive compensation purposes. We request that this information be returned to us upon completion of your review.
We have also received positive feedback from our investors and securities analysts with respect to this non-GAAP information, due to the complexity of the effects of purchase accounting on our financial results. Many analysts have focused on our non-GAAP financial information in addressing the needs of our investors due to the significant impact of purchase accounting on our GAAP results. At your request, and upon the understanding that it will not become part of the public record, we have supplementally provided to you (via facsimile) examples of such analyst reports. To assist in your review of these reports, we have highlighted several key financial measures presented by the analysts clearly reflecting our non-GAAP measures. We request that all of this supplemental information be returned to us upon completion of your review.
As noted above, the impacts of purchase accounting on our revenue and related costs pertaining to the Dex Media merger will not affect our results of operations after January 31, 2007 as purchase accounting impacts our results for only the first 12 months following the applicable acquisition, except for the amortization of cost uplift (defined above) which will continue to impact our GAAP operating results during 2007. Therefore, except for the impact of the cost uplift amortization, we do not intend to disclose these non-GAAP measures with respect to 2007 results relating to the Dex Media merger. However, for year over year comparability we propose to continue disclosing such non-GAAP financial measures for the 2006 and 2005 periods in our 2007 filings.
Based upon the foregoing, we respectfully request that the Staff reconsider its request that we cease disclosing these non-GAAP measures in our future filings.
Comment 2. We note your response to prior comment 2. Please revise to rename your measures that include the title, “advertising sales.” This title is confusingly similar to net revenues or advertising revenues as presented in accordance with GAAP. Further, it is unclear where or how you derived the information of “Dex Media implied advertising sales,” “adjusted for changes in publication...sales,” “RHD adjusted advertising sales, “and “RHD adjusted pro forma advertising sales.” Please describe in detail to us how each of these line items was determined and where in your public filings this information can be found. Finally, you should delete your reconciliation to net revenue-GAAP, net revenue-adjusted, net revenue-adjusted pro forma and net revenue-combined adjusted.
Response
As we also discussed on February 1, we understand your position that “advertising sales” is not a non-GAAP measure and thus does not require reconciliation to GAAP or other compliance with Regulation G or Item 10 of Regulation S-K. Accordingly, as requested, in our future filings, we will delete the reconciliation of advertising sales to net revenue-GAAP and other noted revenue amounts. Likewise, we will delete the narrative paragraphs that precede the reconciliation that provide a description of advertising sales.
However, our advertising sales performance is important to our investors, potential investors, analysts and other readers of our financial statements as it provides transparency and a more timely indication of the health of our markets and/or the success of our sales efforts versus GAAP revenue due to the delay in revenue recognition associated with the D&A method. Additionally, advertising sales is a very common statistic used in the yellow pages industry as well as many other types of media. As noted in the analyst reports and internal financial information reviewed by management and the Board of Directors provided to you via facsimile, advertising sales are clearly presented and used as a measurement statistic.
Therefore, we propose to disclose this statistic in our periodic reports under the “Net Revenue” caption in the Results of Operations section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As presented below, our intention is to provide a description of our revenue recognition policy immediately following the definition of advertising sales to mitigate any confusion between these two items. In future filings, this disclosure will generally be as follows:
     “Advertising sales for the years ended December 31, 2006 and 2005 were $[______] and $[______], respectively. The $[______] increase (decrease) is a result of [______]. Advertising sales consists of sales of advertising in print directories distributed during the period and Internet-based directories with respect to which such advertising first appeared publicly during the period. Revenue with respect to print advertising is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-based advertising is recognized ratably over the period the advertisement appears on the site.”
Form 10-Q for the Fiscal Quarter ended June 30, 2006
4. Intangible Assets and Goodwill, page 14
3. We noted your response to our previous comment 10. In future filings, please clarify that this adjustment related to the estimated fair value of acquired unbilled accounts receivable, rather than your revenue recognition policy.
Response
We acknowledge your comment. In future filings when we refer to this adjustment we will clarify that it relates to the estimated fair value of acquired accounts receivable.
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
At your suggestion, we have provided this response letter to you via facsimile, as well as through an EDGAR submission, to facilitate an expeditious resolution to the remaining open comments. We are in the final stage of drafting our Form 10-K, and given the March 1, 2007 due date, timely resolution would be appreciated. Please contact me at (919) 297-1116 should you wish to discuss any of the responses.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer